NAME OF REGISTRANT

Franklin Strategic Series
File No. 811-06243

EXHIBIT ITEM No. 77M: Mergers

 Pursuant to a Plan of Reorganization made by and between Franklin Strategic Series ("FSS") on behalf of its series,Franklin Flex Cap Growth Fund
 ("Flex Cap Growth Fund") andFranklin Growth Opportunities Fund
 ("Growth Opportunities Fund"),the Growth Opportunities Fund has acquired all of the property, assets and goodwill of Flex Cap Growth Fund on August 5, 2016,in exchange solely for shares of common stock of Growth Fund and the distribution, pursuant to the Agreement of Merger, of the Flex Cap Growth Fund shares of common stock to Growth Opportunities Fund.